Exhibit 99.1

PRESS RELEASE

MeaTech Reveals Promising Results with Muscle
Stem-Cell Differentiation

Successful development of novel technology process fusing muscle cells into significant muscle fibers that better resemble those in whole cuts of meat

Ness Ziona, Israel, February 8, 2022 – MeaTech 3D Ltd., (NASDAQ: MITC), an international food technology company at the forefront of the cultured meat industry, today revealed significant improvement in its differentiation process from stem cells to muscle fibers. The company has succeeded in accelerating the formation of real living muscle fibers and enhancing their quality to mirror key characteristics of farm-raised meat.

These results show the process in which bovine stem cells were isolated, proliferated in the lab, and differentiated into matured muscle cells with improved muscle fiber density, thickness and length. Based on these improvements, MeaTech has filed a provisional patent application with the USPTO.

MeaTech’s stem cells under a microscope	MeaTech’s muscle fibers under a microscope after the implementation of the cell differentiation technology

Arik Kaufman, CEO of MeaTech: “Today’s achievement is another important step towards our goal of developing a true replacement for conventional meat. We are committed to advancing our cellular technology to attain a cultivated-meat-eating experience that replicates that of farm-raised meat. This achievement follows our recent announcement that we successfully 3D printed an almost 4 oz steak comprised of actual living muscle and fat tissue.”

Yaron Kaiser, Chairman of the Board, MeaTech: "MeaTech's wonderful results, led by our technology team, place the company at the forefront of the cultured meat revolution.

The professionalism and capabilities of a small, elite, and goal-oriented technological team are enabling MeaTech to achieve significant and groundbreaking achievements efficiently and quickly, giving the company a clear competitive advantage in an industry that is on a secure path to changing our lives and the way we consume meat."

Arik Kaufman, MeaTech’s CEO	Yaron Kaiser, MeaTech’s Chairman of the Board

About MeaTech 3D

MeaTech is an international food technology company at the forefront of the cultured meat revolution. The company is listed on the Nasdaq Capital Market under the ticker “MITC”.
MeaTech initiated activities in 2019 and maintains facilities in Ness Ziona, Israel and Antwerp, Belgium. The company believes cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

MeaTech aims to provide an alternative to industrialized animal farming, circumventing the serious issues surrounding conventional animal husbandry, such as carbon footprint, water resources and animal welfare. By adopting a modular factory design, MeaTech will be able to offer a sustainable solution for a variety of species, including beef, chicken, and pork, both as raw materials and whole cuts; and also provide the production equipment.

For more information, please visit https://meatech3d.com

Forward-Looking Statements

This press release contains forward-looking statements concerning MeaTech’s business, operations and financial performance and condition as well as plans, objectives, and expectations for MeaTech’s business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect MeaTech’s current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause MeaTech’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, MeaTech’s expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before MeaTech can potentially launch commercial sales; MeaTech’s research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; MeaTech’s ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in MeaTech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, filed with the Securities and Exchange Commission on April 21, 2021. New risks and uncertainties may emerge from time to time, and it is not possible for MeaTech to predict their occurrence or how they will affect MeaTech. If one or more of the factors affecting MeaTech’s forward-looking information and statements proves incorrect, then MeaTech’s actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, MeaTech cautions you not to place undue reliance on its forward-looking information and statements. MeaTech disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

MeaTech Press Contact:	MeaTech Investor Contacts:
Alan Ryan Rainier Communications alanryan@rainierco.com Tel: 508-577-6635	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096